EXHIBIT 99.2

Consolidated Interim Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

For the three-month periods ended May 31, 2013 and 2012

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

Financial Statements

Consolidated Interim Statements of Financial Position	1

Consolidated Interim Statements of Earnings and Comprehensive Loss	2

Consolidated Interim Statements of Changes in Equity	3

Consolidated Interim Statements of Cash Flows	5

Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by an auditor.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As at May 31, 2013 and February 28, 2013

	May 31,	February 28,
	2013	2013

Assets

Current assets:
Cash	$5,068,877	$14,902,459
Short-term investments	13,168,869	13,720,719
Trade and other receivables	12,239,837	9,590,945
Tax credits receivable	927,873	442,221
Prepaid expenses	207,615	139,656
Inventories (note 4)	15,943,578	11,709,613
	47,556,649	50,505,613

Property, plant and equipment	16,347,897	15,476,660
Intangible assets	1,525,288	1,510,528
Total assets	$65,429,834	$67,492,801

Liabilities and Equity

Current liabilities:
Trade and other payables	$8,623,720	$7,985,215
Advance payments (note 9)	835,541	849,659
Loans and borrowings (note 11)	3,833	5,060
	9,463,094	8,839,934

Deferred lease inducements (note 10)	553,987	48,854
Loans and borrowings (note 11)	1,908,225	1,865,981
Total liabilities	11,925,306	10,754,769

Equity:
Share capital (note 6)	83,645,691	83,561,499
Contributed surplus	19,898,325	18,143,149
Deficit	(49,924,026)	(45,457,773)
Total equity attributable to equity holders of the Corporation	53,619,990	56,246,875

Non-controlling interest (note 7)	(4,331,590)	(3,396,506)
Subsidiary warrants and options (note 6)	4,216,128	3,887,663
Total equity attributable to non-controlling interest	(115,462)	491,157

Total equity	53,504,528	56,738,032

Commitments and contingencies (note 14)
Subsequent events (note 16)
Total liabilities and equity	$65,429,834	$67,492,801

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month periods ended May 31, 2013 and 2012

	May 31,	May 31,
	2013	2012

Revenue from sales	$6,090,036	$6,148,474
Cost of sales	(5,484,678)	(2,539,575)
Gross profit	605,358	3,608,899

Other income – revenue from royalties	2,261	4,656
Other income – insurance recoveries (note 5)	700,000	–
Selling expenses	(529,479)	(571,252)
General and administrative expenses	(4,647,488)	(2,963,297)
Research and development expenses, net of tax credits of $123,086 (2012 - $195,467)	(1,584,383)	(1,777,915)
Results from operating activities	(5,453,731)	(1,698,909)

Finance income	44,652	32,098
Finance costs	(2,569)	(259,475)
Foreign exchange (loss) gain	(3,515)	231,780
Net finance income	38,568	4,403

Net loss and comprehensive loss for the period	$(5,415,163)	$(1,694,506)

Net loss and comprehensive loss attributable to:
Owners of the Corporation	$(4,466,253)	$(983,341)
Non-controlling interest	(948,910)	(711,165)

Net loss and comprehensive loss for the period	$(5,415,163)	$(1,694,506)

Basic and diluted loss per share	$(0.07)	$(0.02)

Basic and diluted weighted average number of common shares	60,101,469	49,736,487

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity
(Unaudited)

Three-month periods ended May 31, 2013 and 2012

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance at February 28, 2013	60,079,730	$83,561,499	$–	$18,143,149	$(45,457,773)	$56,246,875	$3,887,663	$(3,396,506)	$491,157	$56,738,032

Net loss and comprehensive loss
for the period	–	–	–	–	(4,466,253)	(4,466,253)	–	(948,910)	(948,910)	(5,415,163)
	60,079,730	83,561,499	–	18,143,149	(49,924,026)	51,780,622	3,887,663	(4,345,416)	(457,753)	51,322,869

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Share-based payment transactions	–	–	–	1,768,228	–	1,768,228	328,465	–	328,465	2,096,693
Share options exercised (note 8)	40,000	84,192	–	(24,192)	–	60,000	–	–	–	60,000
Total contributions by and
distribution to owners	40,000	84,192	–	1,744,036	–	1,828,228	328,465	–	328,465	2,156,693

Change in ownership interests in
subsidiaries that do not result
in a loss of control
Exercise of subsidiary warrants and
options by third parties	–	–	–	11,140	–	11,140	–	13,826	13,826	24,966
Total changes in ownership
interest in subsidiaries	–	–	–	11,140	–	11,140	–	13,826	13,826	24,966

Total transactions with owners	40,000	84,192	–	1,755,176	–	1,839,368	328,465	13,826	342,291	2,181,659

Balance at May 31, 2013	60,119,730	$83,645,691	$–	$19,898,325	$(49,924,026)	$53,619,990	$4,216,128	$(4,331,590)	$(115,462)	$53,504,528

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity, Continued
(Unaudited)

Three-month periods ended May 31, 2013 and 2012

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance at February 29, 2012	49,688,843	$45,841,986	$743,195	$13,156,913	$(31,973,311)	$27,768,783	$1,676,653	$3,178,566	$4,855,219	$32,624,002

Net loss and comprehensive
loss for the period	–	–	–	–	(983,341)	(983,341)	–	(711,165)	(711,165)	(1,694,506)
	49,688,843	45,841,986	743,195	13,156,913	(32,956,652)	26,785,442	1,676,653	2,467,401	4,144,054	30,929,496

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Warrants exercised	1,250	4,518	(1,205)	–	–	3,313	–	–	–	3,313
Share-based payment transactions	–	–	–	1,022,460	–	1,022,460	598,081	–	598,081	1,620,541
Share options exercised	117,000	296,512	–	(79,012)	–	217,500	–	–	–	217,500
Total contributions by and
distribution to owners	118,250	301,030	(1,205)	943,448	–	1,243,273	598,081	–	598,081	1,841,354

Change in ownership interests in
subsidiaries that do not result
in a loss of control
Exercise of subsidiary warrants and
options by third parties	–	–	–	2,962	–	2,962	–	11,300	11,300	14,262
Total changes in ownership
interest in subsidiaries	–	–	–	2,962	–	2,962	–	11,300	11,300	14,262

Total transactions with owners	118,250	301,030	(1,205)	946,410	–	1,246,235	598,081	11,300	609,381	1,855,616

Balance at May 31, 2012	49,807,093	$46,143,016	$741,990	$14,103,323	$(32,956,652)	$28,031,677	$2,274,734	$2,478,701	$4,753,435	$32,785,112

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Cash Flows
(Unaudited)

Three-month periods ended May 31, 2013 and 2012

	May 31,	May 31,
	2013	2012

Cash flows from operating activities:
Net loss for the period	$(5,415,163)	$(1,694,506)
Adjustments:
Depreciation of property, plant and equipment	65,961	178,665
Amortization of intangible assets	8,202	9,465
Stock-based compensation	2,096,693	1,620,541
Amortization of deferred lease inducements	(5,796)	(2,124)
Net finance income	(38,568)	(4,403)
Realized foreign exchange gain	24,425	168,010
Unrealized foreign exchange gain on advance payments	(1,031)	(15,882)
	(3,265,277)	259,766
Changes in non-cash operating items:
Trade and other receivables	(2,643,394)	(619,555)
Tax credits receivable	(123,086)	(195,467)
Prepaid expenses	(67,959)	(108,329)
Inventories	(4,233,965)	(2,114,215)
Trade and other payables	820,885	490,985
Advance payments	(13,087)	111,074
Deferred lease inducements	510,929	50,978
	(5,749,677)	(2,384,529)

	(9,014,954)	(2,124,763)

Cash flows from investing activities:
Interest received	140,635	18,649
Acquisition of property, plant and equipment	(1,451,379)	(1,873,367)
Acquisition of intangible assets	(16,980)	(168,464)
Maturity of short-term investments	5,543,200	3,338,500
Acquisition of short-term investments	(5,087,333)	–
	(871,857)	1,315,318

Cash flows from financing activities:
Repayment of loans and borrowings	(1,228)	(1,392,117)
Increase in loans and borrowings	–	3,037,393
Deferred financial expenses	–	(1,295,067)
Proceeds from exercise of subsidiary warrants and options	24,966	14,262
Proceeds from exercise of warrants	–	3,313
Proceeds from exercise of options	60,000	217,500
Interest paid	(2,569)	(34,994)
	81,169	550,290

Foreign exchange (loss) gain on cash held in foreign currencies	(27,940)	63,770
Net decrease in cash	(9,833,582)	(195,385)

Cash, beginning of period	14,902,459	3,765,265

Cash, end of period	$5,068,877	$3,569,880

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in accounts payable and accrued liabilities	$736,585	$4,008,338
Intangible assets included in accounts payable and accrued liabilities	23,465	29,436
Grant receivable applied against property, plant and equipment	5,498	–
Tax credit receivable applied against property, plant and equipment	362,566	–
Interest capitalized	42,244	–

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

1.     Reporting entity

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm"). The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKOTM), generally come in capsule form and serve as a dietary supplement to consumers.

The Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and their clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.     Basis of preparation

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as described in note 3. These condensed consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 28, 2013.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Equity warrants and stock options which are measured pursuant to IFRS 2, Share-based payment;

•	Liabilities for warrants which are measured at fair value.

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgements:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

2.      Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgement in evaluating whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies;

•	Assessing the recognition of contingent liabilities, which required judgement in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits;

•	Reasonable assurance of grant recognition and compliance with conditions of grant agreements;

•	Measurement of derivative financial liabilities and stock-based compensation; and

•	Collectability of trade receivable.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.     Significant accounting policies:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 28, 2013, except as described below:

On March 1, 2013, the Corporation adopted the following new accounting standards issued by the IASB:

(a)
IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess;

(b)
IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 requires additional information to be presented in quarterly financial statements, as presented in note 12.

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s condensed consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

4.     Inventories:

	May 31,	February 28,
	2013	2013

Raw materials	$11,476,172	$7,492,442
Work in progress	183,495	183,495
Finished goods	4,110,300	3,860,065
Spare parts	173,611	173,611
	$15,943,578	$11,709,613

For the three-month period ended May 31, 2013, the cost of sales of $5,484,678 ($2,539,575 for the three-month period ended May 31, 2012) was comprised of inventory costs of $5,231,224 ($2,468,503 for the three-month period ended May 31, 2012) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory writedown of $188,656 ($16,318 for the three-month period ended May 31, 2012) and other costs of $64,798 ($54,754 for the three-month period ended May 31, 2012).

5.     Insurance recoveries:

During the three-month period ended May 31, 2013, the Corporation received insurance recoveries related to the plant explosion that occurred on November 8, 2012, for an amount of $700,000 ($6,000,000 for the year ended February 28, 2013), recorded as other income.  These recoveries represent part of the total compensation that management expects to receive once the Corporation completes and settles its claims with its insurers.

6.     Capital and other components of equity:

(a)    Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢
Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

6.     Capital and other components of equity (continued):

 (b)   Subsidiary warrants and options:

		May 31,		February 28,
		2013		2013

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 4 warrants	5,354,850	$372,207	5,422,350	$370,735
Options outstanding under stock-based
compensation plan	5,292,500	3,240,471	5,216,250	2,915,611
Private placement warrants
Series 6	375,000	306,288	375,000	306,288
Series 7	375,000	100,400	375,000	100,400
	11,397,350	4,019,366	11,388,600	3,693,034

NeuroBioPharm Inc.
Series 2011-1 warrants	4,057,758	–	4,058,128	–
Series 2011-2 warrants	3,450,075	15,842	3,450,075	14,295
Series 2011-3 warrants	8,050,175	166,763	8,050,175	166,630
Options outstanding under stock-based
compensation plan	461,250	14,157	461,250	13,704
	16,019,258	196,762	16,019,628	194,629
	27,416,608	$4,216,128	27,408,228	$3,887,663

The characteristics of the Acasti subsidiary warrants are as follows:

Series 4 allows the holder to purchase one Class A share of Acasti for $0.25 per share until October 8, 2013 (1).

Series 6 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

(1) 67,500 warrants have been exercised during the period ended May 31, 2013 for consideration of $16,875.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 2011-1 allows the holder to purchase one Class A share for $0.40 per share until the earliest of the two following events: (i) fifteen (15) days after the listing of the Corporation’s shares on a recognized stock exchange; or (ii) on April 12, 2014.

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 12, 2016.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

7.     Non-controlling interest:

 (a)   Acasti:

During the three-month period ended May 31, 2013, the Corporation’s participation in Acasti changed as follows:

During the three-month period ended May 31, 2013, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 81,250 shares by Acasti and cash proceeds of $20,313.

The distribution of the shareholdings of issued and outstanding Acasti’s capital stock between the Corporation and other shareholders as at May 31, 2013 and February 28, 2013 is detailed as follows:

			May 31,
			2013

		Other
	Corporation	shareholders	Total

Class A shares	41,425,933	31,762,855	73,188,788

Votes and participation	57%	43%	100%

			February 28,
			2013

		Other
	Corporation	shareholders	Total

Class A shares	41,427,733	31,679,805	73,107,538

Votes and participation	57%	43%	100%

Class A shares are voting (one vote per share), participating and without par value.

(b)   NeuroBioPharm:

During the three-month period ended May 31, 2013, the Corporation’s participation in NeuroBioPharm changed as follows:

During the three-month period ended May 31, 2013, various holders of NeuroBioPharm warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 370 shares by NeuroBioPharm and cash proceeds of $148.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

7.     Non-controlling interest (continued):

 (b)   NeuroBioPharm (continued):

The distribution of the shareholdings of issued and outstanding NeuroBioPharm’s capital stock between the Corporation and other shareholders as at May 31, 2013 and February 28, 2013 is detailed as follows:

			May 31,
			2013

		Other
	Corporation	shareholders	Total

Class A shares	6,501,000	2,002,242	8,503,242
Class B shares	2,475,000	25,000	2,500,000
Class G shares	17,325,000	175,000	17,500,000
Class H shares	25,740,000	260,000	26,000,000
	52,041,000	2,462,242	54,503,242

Votes	96%	4%	100%

Participation	76%	24%	100%

			February 28,
			2013

		Other
	Corporation	shareholders	Total

Class A shares	6,501,000	2,001,872	8,502,872
Class B shares	2,475,000	25,000	2,500,000
Class G shares	17,325,000	175,000	17,500,000
Class H shares	25,740,000	260,000	26,000,000
	52,041,000	2,461,872	54,502,872

Votes	96%	4%	100%

Participation	76%	24%	100%

Class A shares, voting (one vote per share), participating, without par value and a discretionary dividend.

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares, subject to adjustment. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the  holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

Class G shares, non-voting, non-participating, without par value. Class G shares are convertible, at the holder’s discretion or at the corporation’s discretion on occurrence of a private placement or the listing of the corporation’s shares, into Class A shares, on a one-for-one basis.  Class G shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

7.     Non-controlling interest (continued):

 (b)  NeuroBioPharm (continued):

Class H shares, voting (one vote per share), non-participating, without par value. Class H shares are convertible, at the holder’s discretion or at the corporation’s discretion on occurrence of a private placement or the listing of the corporation’s shares, into Class A shares, on a one-for-one basis.  Class H shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

8.     Share-based payment:

Description of the share-based payment arrangements:

At May 31, 2013 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for directors, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

The number and weighted average exercise price of share options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2013 and 2012	$2.95	8,115,418	$2.46	3,768,000
Granted	2.61	685,000	3.16	2,685,000
Forfeited	3.19	(162,750)	3.41	(43,750)
Expired	2.50	(70,000)	–	–
Exercised	1.50	(40,000)	1.86	(117,000)
Outstanding at May 31, 2013 and 2012	$2.93	8,527,668	$2.76	6,292,250

Exercisable at May 31, 2013 and 2012	$2.78	4,189,314	$2.24	1,993,664

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

8.     Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the three-month periods ended:

	Three-month	Three-month
	period ended	period ended
	May 31,	May 31,
	2013	2012

Share price	$2.46	$2.85
Dividend	–	0.0234%
Risk-free interest	0.51%	1.28%
Estimated life	2.74 years	2.43 years
Expected volatility	75.04%	68.46%

The weighted average fair value of the options granted to employees during the three-month period ended May 31, 2013 is $1.16 (2012 - $1.11). The weighted average fair value of the options granted to non-employees during the three-month period ended May 31, 2013 is $1.11 (2012 - $1.22).

The weighted average share price at the date of exercise for options exercised during the three-month period ended May 31, 2013 was $2.74 (2012 - $3.21).

(b)	Acasti Pharma stock-based compensation plan:

The subsidiary, Acasti, has established a stock-based compensation plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On June 27, 2013, the subsidiary’s shareholders approved the renewal of the Acasti stock option plan, under which the maximum number of options that can be issued is 7,317,128, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the subsidiary’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the subsidiary’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

8.     Share-based payment (continued):

(b)	Acasti Pharma stock-based compensation plan (continued):

The number and weighted average exercise price of share options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2013 and 2012	$1.55	5,216,250	$1.15	3,347,500
Granted	2.27	115,000	2.10	2,155,000
Exercised	0.25	(13,750)	–	–
Forfeited	2.48	(25,000)	–	–
Outstanding at May 31, 2013 and 2012	$1.57	5,292,500	$1.52	5,502,500

Exercisable at May 31, 2013 and 2012	$1.33	2,984,498	$0.71	1,195,250

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	Three-month	Three-month
	period ended	period ended
	May 31,	May 31,
	2013	2012

Share price	$2.21	$2.10
Dividend	–	–
Risk-free interest	1.04%	1.33%
Estimated life	2.93 years	4.15 years
Expected volatility	81.11%	70.58%

The weighted average fair value of the options granted to employees during the three-month period ended May 31, 2013 is $1.13 (2012 - $0.99). No options were granted to non-employees.

The weighted average share price at the date of exercise for options exercised during the three-month period ended May 31, 2013 was $2.43. No options were exercised during the three-month period ended May 31, 2012.

(c)	NeuroBioPharm stock-based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for directors, executive officers, employees and consultants of the NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm’s length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange  where the securities of NeuroBioPharm are listed, if applicable. The life of the option will be a maximum of 10 years. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

8.     Share-based payment (continued):

(c)	NeuroBioPharm stock-based compensation plan (continued):

The stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The number and weighted average exercise price of share options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2013 and 2012	$0.50	461,250	$0.50	496,250
Outstanding at May 31, 2013 and 2012	$0.50	461,250	$0.50	496,250

Exercisable at May 31, 2013 and 2012	$0.50	461,250	$0.50	248,134

No options were granted during the three-month periods ended May 31, 2013 and 2012.

(d)	Other stock-based compensation:

From time to time, the Corporation awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti and Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise price of rights over Acasti warrants are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	rights	price	rights

Outstanding at March 1, 2013 and 2012	$0.33	5,352,350	$0.33	5,715,500
Exercised	0.31	(67,500)	0.27	(53,150)
Outstanding at May 31, 2013 and 2012	$0.33	5,284,850	$0.33	5,662,350

Exercisable at May 31, 2013 and 2012	$0.33	5,284,850	$0.30	5,001,100

No rights were granted during the three-month periods ended May 31, 2013 and 2012.

The weighted average share price at the date of exercise for rights exercised during the three-month period ended May 31, 2013 was $2.34 (2012 - $2.13).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

8.     Share-based payment (continued):

(d)	Other stock-based compensation (continued):

The number and weighted average exercise price of rights over NeuroBioPharm warrants are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	rights	price	rights

Outstanding at March 1, 2013 and 2012	$0.54	7,733,176	$0.51	7,023,427
Granted	0.76	185,000	0.75	730,000
Forfeited	0.75	(95,000)	–	–
Outstanding at May 31, 2013 and 2012	$0.53	7,823,176	$0.53	7,753,427

Exercisable at May 31, 2013 and 2012	$0.50	6,744,993	$0.45	4,697,280

The fair value of rights over NeuroBioPharm warrants granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	Three-month	Three-month
	period ended	period ended
	May 31,	May 31,
	2013	2012

Share price	$0.10	$0.10
Dividend	–	–
Risk-free interest	0.74%	1.20%
Estimated life	2.80 years	2.91 years
Expected volatility	72.95%	74.44%

The weighted average fair value of the rights granted to employees during the three-month period ended May 31, 2013 is $0.01 (2012 -$0.01). The weighted average fair value of the rights granted to non-employees during the three-month period ended May 31, 2013 is $0.01. No rights were granted to non-employees during the three-month period ended May 31, 2012.

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The call-options vest gradually over a period of two years. All are subject to the employees’ continued service and a portion of these options are subject to non-market performance conditions. At May 31, 2013, the performance conditions had not been formally determined. Until such determination, the Corporation will remeasure to fair value those options at the end of each reporting period. These performance conditions were formally determined subsequently to period end on June 15, 2013.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

8.     Share-based payment (continued):

(d)	Other stock-based compensation (continued):

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	call-options	price	call-options

Outstanding at March 1, 2013 and 2012	$2.75	2,175,000	$–	–
Granted	2.75	10,000	–	–
Forfeited	2.75	(15,000)	–	–
Outstanding at May 31, 2013 and 2012	$2.75	2,170,000	$–	–

Exercisable at May 31, 2013 and 2012	$–	–	$–	–

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the three-month period ended May 31, 2013:

Three-month
period ended
May 31,
2013

Share price	$2.42
Dividend	‒
Risk-free interest	1.00%
Estimated life	2.88 years
Expected volatility	80.97%

The weighted average of the fair value of the call-options granted to employees during the three-month period ended May 31, 2013 is $1.17. No call-options were granted to non-employees.

The number and weighted average exercise price of call-options on NeuroBioPharm shares are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	call-options	price	call-options

Outstanding at March 1, 2013 and 2012	$0.75	2,250,000	$ ‒	‒
Granted	0.75	10,000	‒	‒
Outstanding at May 31, 2013 and 2012	$0.75	2,260,000	$ ‒	‒

Exercisable at May 31, 2013 and 2012	$ ‒	‒	$ ‒	‒

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

8.     Share-based payment (continued):

(d)	Other stock-based compensation (continued):

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the three-month period ended May 31, 2013:

Three-month
period ended
May 31,
2013

Share price	$0.10
Dividend	‒
Risk-free interest	1.00%
Estimated life	2.88 years
Expected volatility	183.33%

The weighted average of the fair value of the call-options granted to employees during the three-month period ended May 31, 2013 is $0.07. No call-options were granted to non-employees.

(e)	Equity incentive plan:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the Corporation subject to the approval of the Toronto Stock Exchange and approved by the shareholders of the Corporation on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares. At May 31, 2013, no instruments were issued by the Corporation under this plan (note 16 (b)).

9.     Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Corporation under this agreement. As at May 31, 2013, an amount of $823,433 is included in “advance payments” in the consolidated statements of financial position (February 28, 2013 - $824,464).

10.  Deferred lease inducements:

In addition to deferred lease inducements recorded as at February 28, 2013, during the three-month period ended May 31, 2013, the Corporation reached an agreement with its landlord for additional lease incentives amounting to $510,929, of which $459,836 was received in cash and $51,093 remains receivable. The incentives received will be recognized as a reduction of rent expense prospectively on a straight line basis over the remaining term of the lease.

11.  Loans and borrowings:

During the period ended May 31, 2013, the operating line of credit was not renewed.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

12.   Determination of fair values:

Financial assets and liabilities:

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of obligations under capital leases and of the refundable contributions obtained under a federal grant program is determined by discounting future cash flows using a rate that the Corporation can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

Derivatives over equity:

The fair value of the 2011 Private placement - US warrant is determined by using valuation models incorporating the following estimates and assumptions at the following dates:

May 31,
2012

Valuation model	Black & Scholes
Dividend yield	–
Volatility	63.22%
Estimate life	0.42 year
Risk-free rate	0.18%

These warrants expired on November 3, 2012.

Included in finance costs is the change in fair value of these derivatives over equity:

May 31,
2012

2011 Private placement - US	$222,677

13.   Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.

•	NeuroBioPharm Inc. develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

13.   Operating segments (continued):

Information about reportable segments is as follows:

Three-month period ended May 31, 2013:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales	$6,083,648	$6,388	$–	$–	$6,090,036
Revenue from internal sales or
internal research contracts	252,054	–	–	(252,054)	–
Insurance recoveries	700,000	–	–	–	700,000
Depreciation and amortization	(72,680)	(165,769)	(81,325)	245,611	(74,163)
Stock-based compensation	(1,335,119)	(540,930)	(220,644)	–	(2,096,693)
Finance income	47,555	10,222	–	(13,125)	44,652
Finance costs	(1,695)	(874)	(13,125)	13,125	(2,569)
Reportable segment loss	(3,113,907)	(1,965,108)	(581,759)	245,611	(5,415,163)
Reportable segment assets	77,996,813	11,324,634	3,920,590	(27,812,203)	65,429,834
Reportable segment liabilities	11,318,157	3,004,823	19,712,584	(22,110,258)	11,925,306

Three-month period ended May 31, 2012:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales	$6,134,816	$13,658	$–	$–	$6,148,474
Revenue from internal sales or
internal research contracts	78,191	–	–	(78,191)	–
Depreciation and amortization	(186,158)	(166,258)	(81,325)	245,611	(188,130)
Stock-based compensation	(990,954)	(529,627)	(99,960)	–	(1,620,541)
Finance income	38,024	7,199	–	(13,125)	32,098
Finance costs	(258,606)	(869)	(13,125)	13,125	(259,475)
Reportable segment profit (loss)	139,576	(1,575,980)	(503,713)	245,611	(1,694,506)
Reportable segment assets	53,691,415	15,112,556	4,547,270	(24,719,075)	48,632,166
Reportable segment liabilities	14,933,890	1,676,280	18,834,917	(19,598,033)	15,847,054

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the group or receive financing from the nutraceutical segment.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

14.   Commitments and contingencies:

(a)	Contingencies:

(i)
On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300,000. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at May 31, 2013 for this matter.

(ii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at May 31, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages. On February 5, 2013, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at May 31, 2013 for this matter.

(iii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at May 31, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages. On January 14, 2013, Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at May 31, 2013 for this matter.

(iv)
On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the worldwide registered owner of patents relating to the extraction process (the “Patents”) licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents. On June 26, 2013, the University and Neptune reached an agreement wherein inter alia, the parties have agreed to dismiss the case.

(v)
On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid. The Aker patents claim a krill oil composition and methods of extraction that lack novelty and are, in the Corporation’s opinion, not patentable inventions since the Corporation marketed its NKO krill oil product many years before Aker filed its patents in Australia.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

14.   Commitments and contingencies (continued):

(a)	Contingencies (continued):

(vi)
On January  29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013 and the hearing is set to begin on December 10, 2013.

(vii)
On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely be pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

(viii)
On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely be pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

(ix)
On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimforst USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has not yet been stayed but will most likely be pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

(x)
On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation’s insurers. No trial dates have been set.

(xi)
The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation’s financial condition.

(b)	Commitments:

(i)
In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

(ii)
In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $30,000,000 following the November 8, 2012 incident. It is expected to be funded primarily by a Federal and Provincial government grant and interest-free loan, certain investment tax credits, a secured credit facility, insurance recoveries and a portion of Neptune’s working capital. The financing is actually in the form of an interest-free loan in the amount of $3,500,000 with a ten-year term, and a $3,000,000 government grant. Most of these financing amounts remain to be disbursed.

Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild an operational production facility using the Phase I plant expansion facility that was under construction.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

14.   Commitments and contingencies (continued):

(b)	Commitments (continued):

(iii)	In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $4,436,000, of which an amount of $2,979,000 has been paid to date. As at May 31, 2013, an amount of $55,000 is included in “Trade and other payables” in relation to these projects.

15.   Related parties:

Transaction with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period.  The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month period ended May 31, 2013, total royalties included in operating expenses amounted to $60,380 (three-month period ended May 31, 2012 - $61,265). As at May 31, 2013, the balance due to this corporation under this agreement amounts to $317,115 (February 28, 2013 - $256,734). This amount is presented in the consolidated statement of financial position under ''Trade and other payables''.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 4% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended May 31, 2013 and 2012:

	2013	2012

Short-term employee benefits	$477,154	$528,892
Share-based compensation costs	532,732	846,608
	$1,009,886	$1,375,500

16.   Subsequent events:

(a)    Prepayment agreement:

On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with a subsidiary, Acasti, pursuant to which the subsidiary exercised its option under the exclusive technology license agreement to pay in advance all of the future royalties’ payable under the license agreement.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15,500,000, which will be settled by the subsidiary through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to the Corporation at the signature of the prepayment agreement.

The prepayment and the issuance of the shares to the Corporation were approved by the TSX Venture Exchange and of the disinterested shareholders of the subsidiary at the annual meeting of shareholders of the subsidiary held on June 27, 2013.

As a result, on July 12, 2013, Acasti issued to the Corporation 6,750,000 Class A shares increasing the ownership interest of Neptune in Acasti by 3%. Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

16.   Subsequent events (continued):

 (b)   Shares and call-options granted:

On June 21, 2013 (the “Grant Date”), the Corporation granted to board members, executive officers, employees and consultants a total of (i) 1,191,000 Restrictive Share Units (the “NTB RSUs”) under the Corporation Equity Incentive Plan (the “Plan”); (ii) 1,965,000  Acasti call-options, each call-option allowing its holder to purchase one (1) class “A” shares of common stock that the Corporation holds in Acasti share capital (the “Acasti Call-Options”) at an exercise price of CDN$3.00 and expiring on June 21, 2016; (iii) 1,915,000 NeuroBio call-options, each call-option allowing its holder to purchase one (1) class “A” subordinate-voting shares that the Corporation holds in NeuroBio share capital (the “NeuroBio Call-Options”) at an exercise price of CDN$1.00 and expiring on June 21, 2016 (together the “Awards”).

The Awards granted above will vest automatically overtime based on a specific rate (ranging between 10% to 50% every three-month or six-month anniversary from the Grant Date, as the case may be) depending on each holder’s category, but sixty percent (60%) of such awards will be released only  upon achievement of the performance objectives identified by the Corporation.  Performance objectives are based in part on the Company’s specific and global goals, but also on each holder’s individual performance.

NTB RSUs granted above remain subject to the final approval of the Plan by the Toronto Stock Exchange. The Awards granted above also include a number of NTB RSUs granted to a director and a consultant, 25% of such number vested on as of the Grant Date for past services.

These awards will be classified as equity over the vesting period.